PHYSICAL SPA & FITNESS INC.
No. 1 Matheson Street, 40/F, Tower One, Times Square
Causeway Bay, Hong Kong

January 5, 2007

Mr. John Stickel
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Physical Spa & Fitness Inc.
Preliminary Information Statement on Schedule 14C
Filed November 24, 2006
File No. 000-26573

Dear Mr. Stickel:

We are in receipt of your comment letter dated December 19, 2006 to Physical Spa & Fitness Inc. (the “Company”). On behalf of the Company we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

General

1.
Please tell us whether this is the first step in a going private transaction. It appears that Mr. Luk would be close to, or able to do, a Delaware short form merger after this transaction and cash out the other shareholders. Either refile with the 13(e)(3) disclosure or tell us why this is not the first step in a going private transaction.

The disclosed series of transactions are not the first step, or series of steps, in a going private transaction sponsored by Mr. Luk. However, you are correct in observing that with ownership of 87.0% of the outstanding shares of common stock of the Company post-restructuring, Mr. Luk will be close to the threshold under Section 253(a) of the Delaware General Corporation Law at which he, through an affiliate, could consummate a Delaware short form merger without a shareholder vote. As is disclosed throughout the Preliminary Information Statement on Schedule 14C, Mr. Luk intends to cause the Company to pursue a residential real estate business in Hong Kong and intends to implement a business plan that includes acquiring a critical mass of residential real estate properties first, and, then, considering entry into other segments of the real estate market, such as the office market or industrial/office market. Should there be a change in Mr. Luk’s commitment we will advise the Commission.

2.	Please provide us with a copy of the board presentation materials which it used in determining the fairness of the transaction.

The board presentation materials consisted of the Fairness Opinion of Nuada Limited, a copy of which is attached as Exhibit C to the Preliminary Information Statement on Schedule 14C. There were no other materials presented for the consideration of the Board of Directors.

3.	Where appropriate, please revise throughout to clarify whether the spa and fitness centers will continue to operate after the transaction under Mr. Luk’s control.

We have made the clarifications requested, where appropriate, to make it clear that the spa and fitness centers will continue to operate after the transaction under Mr. Luk’s control.

Market for Common Stock and Related Matters, page 16

4.	Please update the disclosure and table to reflect the most current information.

As requested, we have updated the disclosure and table to reflect the most current information.

Security Ownership of Certain Beneficial Owners and Management, page 26

5.
Please update the table and footnotes to reflect the most current information, such as the shares awarded under the 2006 Non-Qualified Employee Stock Compensation Plan as referenced on page 17. Refer to Item 403 of Regulation S-K. Also revise footnote 3 to clarify the size of the loan made to Mr. Luk in exchange for the 1,500,000 shares he pledged, and the balance that remains outstanding. Please also tell us who has the right to vote the pledged shares.

We have updated the table and footnotes to reflect the most current information, with the guidance of Item 403 of Regulation S-K. We have also revised footnote 3 to the table to clarify the size of the loan made to Mr. Luk in exchange for the 1,500,000 shares that he pledged, and the current balance thereof. At your request, we have reviewed the Stock Pledge Agreement, dated September 30, 1997 (the “Stock Pledge Agreement”), between Ngai Keung Luk and the Company, attached as Exhibit 10.8 to a Registration Statement on Form SB-2 filed with the Commission on October 24, 1997. In connection with our review, we discovered that Section 2(d) provides that “In the event of default under the Loan or [Pledge] Agreement, Pledgee shall have an irrevocable proxy to vote all the Pledged Shares, with full power of substitution, at all meetings and actions, without meeting, and any action for which shareholders consideration is required or given. This proxy is coupled with an interest and may not be revoked while the Loan is outstanding.” In order to interpret the terms of the Stock Pledge Agreement, we must interpret provisions of applicable California law, which is the governing law under the Stock Pledge Agreement. Our counsel advises us that with respect to such matters, California law should be analogous to New York or North Carolina law, on which law such counsel is qualified to opine. Accordingly, and since you asked us this question, we have been advised that Mr. Luk should have the right to vote the Pledged Shares in the absence of a default under the Loan Agreement or the Stock Pledge Agreement, provided that California law follows New York law or North Carolina law.

Background of Share Exchange Agreement and Disposal Agreement, Page 28

6.
We note that in the second paragraph you discuss the working capital for 2004 and 2005, and the losses incurred in 2003 and 2005. For purposes of clarity, and to present a more complete snapshot, please revise to include the income earned in 2004.

We have revised the disclosure to include the information on income earned in 2004.

7.
We not that Mr. Luk proposed the acquisition of Good Partner Limited and disposal of your equity interest in Physical Beauty. Please disclose whether any other alternatives were considered by the board, or whether any other bids were sought.

We have revised the disclosure to indicate that no other restructuring plans were prepared or considered by the Board, and no other bids were sought.

Effects of Share Exchange Agreement and Disposal Agreement, Page 28

8.	Please reconcile the disclosure that Mr. Luk will increase his ownership to 87% with the disclosure on page 36 and elsewhere that his ownership will be 92% after execution of the agreements.

We have revised the disclosure to state that Mr. Luk’s ownership position after the transactions are consummated will be 87.0% of the total outstanding shares of common stock.

9.
Please also clarify here and throughout that Mr. Luk will own 100% of Physical Beauty and its spa and fitness operations after execution of the agreements, and whether he intends to keep the spa and fitness centers operating.

We have clarified here and throughout that Mr. Luk will own 100% of Physical Beauty and its spa and fitness operations after consummation of the agreements, and that he intends to keep the spa and fitness centers operating.

Opinion of Financial Advisor, Page 29

10.
Please provide us with support for each of the various assumptions Nuada Limited made when assessing the fairness for the transaction. For example, provide support for the assumption that rental income will grow by 10% per annum for the next two tenancy periods and maintain constant growth in perpetuity. In addition, provide support for the assumption that there will be no vacant time for any properties. Also, support the assumption that administrative expenses will remain constant forever.

Nuada Limited (“Nuada”) performed certain analysis in forming its assumption on rental income growth. The result of the analysis is mainly sourced from the following:

a.  Reviewed the property market indexes published on the website [www.midland.com.hk] of Midland Holdings Limited (“Midland”). Midland is principally engaged in the provision of property brokerage services in Hong Kong and it is the only listed company engaging in property brokerage business in Hong Kong. Its indexes are well-accepted indicators for property sale and rental markets in Hong Kong;

b. Reviewed recent transactions of similar properties; and

c. Reviewed the recent publications in respect of the Hong Kong economy.

Nuada summarized its finding as follows:

a. According to Midland, the Residential Price Index increased from 29.86 to 52.09 for the period from July 2003 to October 2006, and the cumulative increase for the same corresponding period was 74%. The Residential Rent Index increased from 49.9 to 65.3 for the period from July 2003 to October 2006, cumulative increase for the same corresponding period was 31%;

b. According to the monthly rental transactions of similar properties on the website of Midland, the latest average monthly rental of similar properties is approximately HK$16,600 per month, which is 19.4% higher than the average monthly rental of the properties owned by Good Partner, which is HK$13,900; and

c. In view of the current market situation, the hiking Hang Seng Index and the growing amount of bank deposits all point to positive demand for residential properties. These also coupled with a limited level of future land supply, which facilitates Nuada’s opinion that capital values and rental incomes for residential properties will remain on the rise in the future years.

Therefore, in consideration of all of the above reviews, Nuada made the assumption that “rental income will grow by 10% per annum in the next two tenancy periods and remain constant after four years.

Vacancy time

The management of Good Partner has over 15 years experience in properties investment in Hong Kong. Their experience and ability could enable them to retain and to search for future tenants upon the expiry of the tenancy agreement. In addition, the properties of Good Partner are prime properties set in prime locations in Hong Kong for residential purposes. They are located directly across the street from the Kowloon-Canton Hunghom train station and are very convenient for tenants who need to travel to China frequently. As a result, Nuada assumed that there would be “no vacant time for any properties” held by Good Partner.

Administrative expenses

Nuada assumed there is no increase in number of properties being held over the valuation period. Thus, no increase of administrative expenses was assumed. In addition, the management believed that even if Good Partner quadrupled its future investment in the number of residential properties, the administrative expenses might not be affected because of Good Partner’s relatively small-sized operations. Nuada believes that this was a reasonable assumption.

11.
Please provide us with an analysis of why Nuada Limited computed the discount rate of Good Partner Limited by using the Capital Asset Pricing Model and by reference to other companies with similar principal activities that are listed in Hong Kong. Also provide us with a description of how the 11.5% discounted rate was determined.

Nuada computed the discounted rate by using the Capital Asset Pricing Model (“CAPM”). CAPM is an equilibrium asset pricing theory that shows equilibrium rates of return on all risky assets and rates of return are a function of the covariance with the market portfolio. It is a popular financial tool in determining the discount rate in asset valuation. The inputs of CAPM are mainly financial data obtained from the publicly available information, such as data from Bloomberg L.P. Since Good Partner is not a listed company, we have estimated the discount rate by using inputs of CAPM with reference to companies principally engaged in similar businesses to Good Partner which are listed Hong Kong companies (“Proxy Companies”). The Proxy Companies included GZI REIT Asset Management Limited (stock code: 405.HK); Prosperity Real Estate Investment Trust (stock code: 808.HK); and The Link Real Estate Investment Trust (stock code: 823.HK). The Proxy Companies are principally engaged in property investments with their property holdings situated in Hong Kong.

Nuada considered that the Proxy Companies provided an adequate and reliable basis for the assessment.

In order to obtain the discount rate of Good Partner, Nuada first obtained relevant financial data of the Proxy Companies, including their debt to equity ratio, effective tax rate and applied an appropriate beta, which is a measurement of market risk. The financial data of the Proxy Companies were extracted from either the latest published financial statements of the Proxy Companies or from data available from Bloomberg L.P. The risk free rate and the country risk premium used in the calculation were 4.0% and 7.1% respectively, which are the applicable rates for companies listed in Hong Kong and were extracted from Bloomberg L.P. data. Furthermore, Good Partner is a Hong Kong private company with all its residential properties holding in Hong Kong. Nuada also applied an illiquid discount rate to the net present value of the future cash flows of Good Partner, due to the lack of marketability of the Good Partner common stock After incorporating all the abovementioned inputs, Nuada computed the discounted rate of 11.5%. This is a judgment call based on our experience in financial matters, and we feel that it was justified.

12.
We note that Nuada relied on the market price of $0.18 per share when assessing your market capitalization and determining the premium resulting from the agreements. Please reconcile their reliance on the $0.18 share price with management’s belief, as stated on page 27, that the stock market is refusing to assign a realistic valuation to your shares at this price.

Nuada performed the cash flow projection analysis and computed the discounted rate according to the abovementioned assumptions for discounting the projected cash flows using the estimated discounted rate. Our model estimated that the net present value of Good Partner after the completion of the Share Exchange and the Disposal is approximately HK$16.0 million.

Management believes that the stock market, which awarded the Company’s common stock a closing price of $0.18 on October 31, 2006, or converted into a market capitalization of HK$14.0 million, reflected a discount to our common stock valuation based on investors’ belief that the competition in the spa and fitness industry was relatively high and our current business model was not well-received, and thus investors refused to assign a realistic valuation to the Company’s underlying assets. Based on Nuada’s estimation of the net present value, there is a premium of HK$2.0 million should the Share Exchange and the Disposal be completed. Moreover, the current market price on January 2, 2007, of $.015 per share, only makes our analysis more favorable to the shareholders of the Company. We direct your attention to page 27 of the Preliminary Information Statement on Schedule 14C for further discussion.

***

If you have any comments or questions regarding our response, please contact Harold H. Martin, our securities counsel at Martin & Pritchett, P.A., at (704) 584-0268.

Sincerely,

/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and CEO

Encl.
cc: Harold H. Martin, Esq.

ACKNOWLEDGMENT

In connection with the foregoing response, the Company hereby makes the following acknowledgement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PHYSICAL SPA & FITNESS INC.

By:	/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and CEO